UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 13, 2023

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1. Receipt of Notice from Biogen

On January 13, 2023, Forward Pharma A/S (the “Company”) received notice from the two wholly owned subsidiaries of Biogen Inc. (“Biogen”) party to the Settlement and License Agreement with the Company, dated January 17, 2017 (the “License Agreement”), of their exercise of the option to purchase the intellectual property outside of the United States associated with the Company (the “Designated Countries IP”) pursuant to the License Agreement. The Company and Biogen have consummated the assignment of the Designated Countries IP to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP ApS, and Biogen has assumed ownership and responsibility for the assigned Designated Countries IP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: January 13, 2023	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer